J Sainsbury plc

16 May 2007

Preliminary Results for the 52 weeks ended 24 March 2007

New Targets set as Strong Performance puts Recovery ahead of Plan

Financial Summary 2006/07

- Total sales (inc VAT) up 6.9 per cent to £18,518 million (2006: £17,317 million)
- Underlying profit before tax (1) up 42.3 per cent at £380 million (2006: £267 million)
- Profit before tax of £477 million (2006: £104 million)
- Underlying basic earnings per share (2): 14.7 pence (2006: 10.5 pence)
- Basic earnings per share of 19.2 pence (2006: 3.8 pence)
- Proposed final dividend of 7.35 pence per share (2006: 5.85 pence), up 25.6 per cent making full year dividend of 9.75 pence (2006: 8.00 pence) up 21.9 per cent
- Net debt £1.4 billion (2006: £1.5 billion ex Sainsbury's Bank), underlying cash (3) improvement of £162 million
- Freehold and long leasehold property valued at £8.6 billion: 65 per cent above current net book value
- Pension fund deficit (net of tax) reduced to £55 million from £431 million (IAS 19)
- **Retailing**: sales growth of over £1 billion (inc VAT), like-for-like (4) sales excluding fuel up by 5.9 per cent and underlying operating profit (5) of £429 million up 21.9 per cent
- **Sainsbury's Bank**: Underlying operating profit of £2 million (2006: operating loss of £10 million)

Making Sainsbury's Great Again: Progress against 19 October 2004 Business Review targets

- Grown sales (6) by £1.8 billion: ahead of plan to reach £2.5 billion sales growth by March 2008
- Nine quarters of consecutive like-for-like sales growth
- Over £450 million invested in customer offer: 20,000 lower prices since recovery plan announced and 13 out of 25 accolades at industry 'quality' awards
- On track to deliver cost savings of £440 million by March 2008
- Strong profit growth as operational gearing coming through strongly
- Sale of five per cent of Sainsbury's Bank to HBOS plc for £21 million creating 50:50 joint venture
- Highest ever bonus: 118,000 colleagues to share £56 million bonus in June 2007

New three-year targets (2007 – 2010): From recovery to growth

- New three-year targets overlap current plan and run to March 2010
- £3.5 billion of sales growth over next three years: (split grocery: two thirds and non-food: one third) (6)
- Ten per cent growth in new space split equally between grocery and non-food
- Over 50 per cent of property estate to be developed over next three years
- £2.5 billion capital investment to support growth funded by operating cash flows
- Online home delivery service to be expanded to 200 stores (currently 114 stores)
- Price position maintained and quality improved via 100-150 basis points per annum from buying efficiencies reinvested in customer offer
- 2007/08 cost target of £155 million on track: targeted savings thereafter to offset half of operating cost inflation

Philip Hampton, chairman, said: "Over the past year we have delivered another strong performance and our recovery is ahead of plan. Since March 2005, we have grown sales by £1.8 billion with over £1 billion delivered in the 2006/07 financial year. This means we are ahead of our target to grow sales by £2.5 billion by March 2008. I'm especially pleased that we are now also demonstrating that this strong sales performance is flowing through and is reflected in improved profits. Our underlying profit before tax for the year was up 42.3 per cent to £380 million.

"This strong performance was delivered despite potential takeover speculation in the last quarter of the year. The Board received a number of proposals from a private equity consortium all of which were subject to a number of pre-conditions related to the consortium's proposed financing structure.

"These conditions were outside the control of the Board and the consortium concluded they could not be satisfied and decided to withdraw. The Board did not receive a formal bid approach capable of being put to shareholders.

"Property has always been at the heart of our business and is closely aligned to our successful operation. Our estate still has considerable development potential which we believe will maximise both operational and freehold property value. As we move from recovery to growth we believe it is right to retain ownership of our properties.

"We continue to review our capital structure on a regular basis. A year ago we refinanced our debt book with lower-cost property-backed securities. We have again looked at structural financing opportunities in the light of our revised plans being announced today and believe that now is not the time for material change. We will, however, continue to review funding on a regular basis as the business cash flows improve.

"The Board is recommending a final dividend of 7.35 pence per share, making the full year dividend 9.75 pence, an increase of 21.9 per cent compared to last year. This is covered 1.5 times by earnings which is in line with our previously stated minimum objective. Going forward we expect dividend cover to range between 1.5 times and 1.75 times."

Justin King, chief executive, said "Our vision is simple; we are here to serve customers well with a choice of great products at fair prices and by so doing, to provide shareholders with strong, sustainable financial returns. This has driven everything we have done since we outlined our Making Sainsbury's Great Again ("MSGA") recovery plan in October 2004.

"Against clearly defined targets we made good progress this year. We've had a strong and sustained improvement in performance and this has added significant momentum to our recovery. Sales remain the purest measure of customer satisfaction in our business, so this year's 7.3 per cent total sales growth (ex Sainsbury's Bank inc VAT) is a particularly important sign of progress.

"Over the year we grew like-for-like sales excluding fuel by 5.9 per cent, despite limited maturing new space and extensions and the tougher comparatives of the previous year, delivering our ninth consecutive quarter of like-for-like sales growth in the last quarter of the year. This result represented growth on growth and demonstrated continued improvement and momentum.

"This strong sales performance is ahead of our own expectations. It's also our best for many years. It shows that our recovery is ahead of plan and that we've made substantial progress in addressing many of the challenges outlined in our recovery plan.

"These achievements give us a strong foundation on which to build. We believe now is the right time to look to the next stage of our recovery and to expand the business to drive growth for the longer-term.

"A key priority remains to build on and stretch our lead in food. It will always be the number one reason why customers visit our stores. We share our customers' passion for healthy, safe, fresh and tasty food and will continue to innovate and provide leadership in delivering quality products, sourced with integrity. But we want to speed up the development of our complementary non-food offer to give our customers a broader shopping experience. We will bring the same principles of quality, value and innovation as we continue to build our capability and refine our customer offer.

"Today we are announcing new three-year targets which build on the strong progress we've made to date and move us from recovery to long-term growth. As we are tracking ahead of our original MSGA targets the new three-year targets overlap the final year of our MSGA recovery plan and run until March 2010. Our focus on driving sales continues with a target to deliver £3.5 billion of additional sales split two-thirds from grocery and one-third from non-food ranges from March 2007 to March 2010. Added to the £1.8 billion of sales growth already delivered, this new target, if achieved, would give a total sales growth of £5.3 billion over the five-year period March 2005 to March 2010.

"Delivering great product at fair prices will continue to be at the core of our business and the reinvestment of buying efficiencies (100-150 basis points per annum) in price and quality will be maintained and improved. We will also continue to improve our operational efficiency to deliver an ever-improving shopping experience for customers. We are on track to achieve our cost saving target of £155 million in 2007/08 and have targeted savings thereafter to offset half our operating cost inflation.

"Our current store estate provides substantial development opportunities and we intend to extend a further 75 stores by March 2010. We're also actively seeking and developing a pipeline of new stores. Our target is to grow our total sales area to over 19 million square feet as we increase our space by ten per cent over the next three years. The new space will be split equally across grocery and non-food ranges. This goal enables us to continue to develop a great food offer while also growing total space for non-food ranges.

"We're also extending the reach of the Sainsbury's brand. We plan to open 30 new supermarkets and 100 convenience stores over the next three years. We also aim to extend our online home delivery service. This has been significantly improved over the past two years and we will be increasing capacity in areas of high demand, almost doubling the number of stores operating the service from just over 100 at the current time to 200. The performance of Sainsbury's Bank has been stabilised and offers growth opportunities working with our partner HBOS plc. We are targeting pre-tax profits of £40 million in the year ending March 2010 which, under our new joint venture arrangements, we would report half after tax.

"To support these ambitious expansion plans we expect our total capital expenditure over the next three years will be £2.5 billion, funded by operational cash flows as we invest now for long-term growth and the creation of ongoing value. We expect to be broadly cash flow neutral over the three years.

"These are ambitious plans which bring together the improvements we are making in operational efficiency and in developing further our customer offer with ongoing sales growth and the addition of new space. We expect to continue to deliver operational gearing with our planned sales growth flowing through to profit at a percentage rate in the high single digits. As new space and our other investments mature there will be a further step up in profit conversion in future years.

"The company is significantly stronger than it was when we launched our MSGA plan in 2004 and this has provided a firm base for future growth. Customers have become increasingly concerned with eating better and more healthily as well as the social and ethical consequences of their supermarket shop. The Sainsbury's brand is well positioned and at the forefront of addressing these concerns. We have today laid out plans for the next three years and we are confident that these provide Sainsbury's with substantial opportunity for further development of our business and value creation for our shareholders."

Notes:

1. **Underlying profit before tax**: Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. In the current financial year, these one-off items were the profit on part disposal of Sainsbury's Bank and past service gains on defined benefit schemes. In the prior financial year, these one-off items were the Business Review costs, IT insourcing costs and debt restructuring costs.
2. **Underlying basic earnings per share**: Profit after tax from continuing operations attributable to equity holders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP trusts, which are treated as cancelled.
3. **Underlying cash**: Cash flow after adjusting for significant one-off items.
4. **Like-for-like sales:** Like-for-like sales are adjusted to take into account the timing of Easter falling on 16 April 2006 and 8 April 2007.
5. **Underlying operating profit/(loss)**: Underlying profit before tax from continuing operations before finance income and finance costs.
6. **Sales target**: This is defined as retailing sales inc VAT ex fuel, of which the non-food element relates to general merchandise, health and beauty and clothing sales and the grocery element relates to food and household sales.
7. Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
8. Sainsbury's will announce its First Quarter Trading Statement on 20 June 2007.
9. We will be holding a presentation for analysts and investors at **9:45 am (BST)**.

To view the slides of the Results Presentation and the Webcast:
We recommend that you register for this event in advance, to do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from 9.30 am (BST) on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from 16:00 (BST) on the day in the form of a delayed webcast.

To listen to the Results Presentation:
To participate, dial +44 (0) 20 7138 0817 at least ten minutes prior to the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts. An archive of this event will be available from 12.30 BST on +44 (0) 20 7806 1970, pin number 4886432# until midnight BST on Friday 18 May 2007.

To view the transcript of the presentation: Go to www.j-sainsbury.co.uk from 18 May 2007.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Operating review: strong progress this year

Throughout the year Sainsbury's has focused on maintaining its lead in product quality and remaining very competitive on price. The company has also stepped up the development of its complementary non-food offer, with the introduction of more ranges into more stores and it will also continue to grow its presence in the convenience sector.

Product availability is also now the best it has been for many years as the depot network has been successfully reorganised to improve service to stores and now handles more cases, in line with the increase in sales, at a reduced cost. A new distribution centre, opening in Northampton later this year, is an important step in ensuring there is enough capacity to match growth expectations and will create 750 new jobs.

With 788 stores across the UK, Sainsbury's is a mainstream retailer and the company has worked hard to restore 'universal appeal' – its ability to appeal to all shoppers. Sainsbury's has over 16 million customers each week, on average, and believes it can continue to grow.

The company's emphasis on fresh and healthy food continues to differentiate Sainsbury's and contributed to this year's strong sales performance. Its heritage provides an ideal market position as customers increasingly want healthy, safe, fresh and tasty food. A focus on what customers want has driven the recovery and will continue to do so.

The strength of Sainsbury's offer

Sainsbury's sales growth has been supported by the increasing relevance for customers of the values at the heart of its brand. The very values that made Sainsbury's stand out in the past, such as sourcing healthy and wholesome food and respecting the environment, which have been a key focus of the MSGA recovery plan, have become increasingly important to customers. This inspired the company as it addressed problems and worked to fix the basics of the operation.

Best for food ...

In October 2006 Sainsbury's was voted Supermarket of the Year at the Retail Industry Awards and in November it again achieved outstanding success at the industry's annual 'quality' awards, winning more than half of the 25 categories. The company has continued to invest in raising the quality of its food and while it is always pleased to receive awards, the best recognition can be seen through the actions of customers buying more through their weekly shop.

During the past year more than 5,000 own brand products are new or improved. This also includes making sure customers have clear and honest labelling as well as leading the way on ingredient standards and the way in which products are sourced.

In September 2006 the Taste the difference premium range was re-launched. Comprising nearly 1,400 products, and a £1 billion brand, the products meet strict quality standards and now contain no artificial colours, flavours or hydrogenated fats, a move now being completed across all own label products. This is a huge task given the sheer volume of products sold.

In January 2007 a number of changes were made to the company's 'basics' range to enable customers to make healthier choices. This included around 200 food and drink products displaying the Wheel of Health multiple traffic light nutritional label, the lowering where possible, of salt, sugar and fat levels and a gradual process of removing unhealthy vegetable oils from the entire range of products. In April 2007 Sainsbury's became the first UK supermarket to announce the intention to remove all artificial colours and flavourings from own-brand soft drinks. This work will be completed by June 2007. These are just a few of the many improvements made.

Sales of organic food continue to grow and the company sources all organic primary chicken, beef, pork, milk, eggs, and in-season lamb from the UK. The company sells around 1,000 different organic products with over 400 in Sainsbury's SO organic range, the company's second largest sub brand. Customers value quality, fresh and seasonal food and Sainsbury's works with suppliers to source as many products as possible from the UK, celebrating the freshness and seasonality of British produce.

...and health
Eating a variety of foods is one of the most effective ways of achieving a healthy diet and supermarkets have a key role to play in helping people balance their diet by providing a good, wide range of different products. Customers make up their own mind about what they eat; so what they want is information to help them choose the right food for them. Sainsbury's believes its job is to provide clear and honest labelling about ingredients, cooking and nutrition.

Sainsbury's was the first supermarket to put multiple traffic light nutritional labels (MTLs) on the front of products when it introduced its Wheel of Health symbol in January 2005. The total number of items carrying the label is now around 4,500 products and the body of consumer research into nutritional labels is building over time. As more retailers and manufacturers start labelling products, MTLs - the system approved by the Government's Food Standards Agency - are clearly emerging as the most effective and popular way to provide the information customers need to make healthier choices when shopping.

Research carried out among 17,000 people on behalf of Netmums in February 2007 showed that nearly 80 per cent of people preferred the MTL system over the alternative scheme which details guideline daily allowances (GDAs) on the front of packs. GDAs are useful and Sainsbury's has put them on the back of packaging for many years. It was also the first retailer to provide specific GDAs for children. But, MTL labels are even more effective because they give customers the simple 'at-a-glance' information they want as they shop in store.

Research from the Department of Health (DoH) showed that while people are aware of the concept of alcoholic units, they find it difficult to judge how many they are drinking. In February the company became the first retailer to announce it will follow the DoH's proposed voluntary guidelines on the labelling of alcohol on all own brand beers, wines and spirits encouraging sensible drinking by helping people better understand the effects of alcohol.

Work on labelling was just one of the initiatives singled out last November by the National Consumer Council when it named Sainsbury's as the 'healthiest supermarket'. Sainsbury's organised and hosted an event called 'New Ideas for Health' in September 2006 to move forward the debate about food and health. Around 100 parents and professionals, including Caroline Flint, Minister for Public Health, joined in the discussion with the company. Health issues are receiving an increasingly higher profile but this event went further by trying to identify the barriers to addressing problems, looking at who should take responsibility for doing this and coming up with some solutions.

Following the event Sainsbury's began a three-year partnership with MEND, the UK's largest prevention and treatment programme for overweight and obese children and their families. The national partnership will see 450 MEND programmes rolled out over the next three years following a trial in eight areas. The trial delivered significant improvements to the health, wellbeing and self-confidence of participants. This is the first programme of this scale sponsored by a private company and it is being run by fully trained Sainsbury's Food Advisors with the assistance of a local Youth Sport Trust colleague.

Competitive pricing
The £400 million investment in the customer offer outlined in our MSGA plan was completed by December 2006 and additional funds have subsequently been invested in early 2007. In total over £450 million has been invested in quality and price. Having re-established competitiveness Sainsbury's guards its price position jealously and since January 2007 has cut a further 5,000 prices, bringing the total since announcing its commitment to 20,000.

Ensuring Sainsbury's remains competitive on price was a key strand of the recovery plan and fundamental to making sure the brand appeals to the widest range of people. But, what makes Sainsbury's different for customers is its quality.

In December 2006 it announced the decision to convert its entire banana range to 100 per cent Fairtrade by July 2007. This is a great example of how Sainsbury's heritage and customers' wishes have become increasingly aligned during the year. The company has worked with banana growers in the Windward Islands for the last 50 years and its customers were already buying a large number of Fairtrade bananas. Customers shopping in Sainsbury's can buy Fairtrade bananas for around 25 pence a kilo less than

Fairtrade bananas generally available and at the same price as that charged for conventional bananas in other mass market supermarkets. This represents an investment of approximately £4 million in quality that Sainsbury's customers value.

Every minute 1,000 bananas are sold in Sainsbury's. By selling Fairtrade bananas at the same price as conventional bananas Sainsbury's customers are helping to make an enormous difference to the Fairtrade farmers and their communities. This is the biggest conversion of its kind worldwide and Sainsbury's now sells more Fairtrade bananas than all other major UK supermarkets combined.

Strong supplier relationships: sourcing with integrity
Sainsbury's enjoys strong and balanced relationships with suppliers and shares the same aim to deliver innovative, high-quality products at fair prices for customers. In November 2006 it announced an industry first with the launch of a new payment management system to make it easier and quicker for suppliers to access account information and gain early payments. The system is currently in the early stages of the trial process and will be rolled-out during the current financial year. Suppliers view online their trading account including invoices, debit notes, remittance advices and payment dates, giving them much better visibility of their expected cash flow. Early cash settlements can also be made if suppliers opt to sell their invoices, via the new system, to a third-party financial institution.

In May 2006 the 'Supply Something New' programme was launched where managers meet new suppliers in the search for high quality and innovative, locally produced food for customers to enjoy. Six events have been held to date resulting in over 20 new suppliers. This year 12 regional managers were also appointed, responsible for developing the regional sourcing programme, supporting and expanding the 3,000 regional products already sold.

In October 2006 Sainsbury's Dairy Development Group was introduced, working with around 400 dairy farmers to supply all 420 million litres of conventional milk bought by the company's customers each year. Sainsbury's believes the market is best served by initiatives that connect farmers directly to consumers. For example, Farm Promise milk, launched in April 2006, gives farmers a fair premium and makes a contractual commitment with farmers to support them in converting to organic milk production. Through this and other initiatives the company will be paying a £10 million premium directly to farmers each year.

This approach is being extended into other areas of agriculture - a Lamb Partnership in Livestock scheme was set up in September 2006 and a similar approach with pork suppliers is currently being developed. In January 2007 'Farm Connections' was launched providing 700 Taste the difference beef farmers with computers, software and training. This means they can compete in the market and be better informed of industry matters and production costs. So far over 500 farmers have signed up.

Sainsbury's has built up innovative sustainability plans supported by the Marine Conservation Society, and was the first retailer to sell Marine Stewardship Council (MSC) cod from a sustainable source. This was just one of many industry firsts in fish and Sainsbury's sells the largest range of MSC products. None of the fish sold by Sainsbury's is 'red' rated based on a colour rating system and the company is working to move all fish to 'green' ratings. Sainsbury's is one of the UKs leading fishmongers and this means that taking the lead on such important issues has an enormous effect on the fish being eaten in the UK. The company also started selling 100 per cent line-caught cod and haddock and is the biggest retailer to do this.

Complementary non-food
Food remains at the heart of Sainsbury's offer but the company set a target for complementary non-food to deliver £700 million of the £2.5 billion sales growth target. Over the last 18 months new layouts, fixtures, fittings and ranges have been trialled in 15 stores to assess the non-food products and presentation best suited to Sainsbury's customers. The most successful elements have been introduced into 48 stores as well as those which have been refurbished and extended and the process is a dynamic one with improvements being made on an ongoing basis. The addition of sales space through both new store development and extensions is playing an important role as the growth of these ranges is accelerated.

Sainsbury's continues to build its infrastructure and capability in non-food and opened offices in Hong Kong and Poland in 2005. This is enabling the company to work directly with manufacturers in the development of higher quality better value products.

Sainsbury's reputation for quality, value and innovation is just as relevant to its non-food ranges as it is to food. In 'branded' areas such as music and entertainment the focus is on offering products at competitive prices and the company has gained significant market share of recent DVD and CD releases. In clothing and 'home' ranges, innovation, design and value are all important to customers. In March 2007 the company introduced a new premium homeware range under the 'Different by design' brand which mirrors the premium 'Taste the difference' food offer.

TU, Sainsbury's own label clothing range, continues to be a star performer and underpins the company's non-food offer. It is a great example of Sainsbury's approach to non-food, offering stylish designs at competitive prices. In March 2006 a range of clothing made from Fairtrade certified cotton was launched. The range consists of 22 different styles across men's, women's and children's clothing and is designed by an in-house design team as part of the TU clothing collection.

Availability

Product availability is also now the best it has been for many years. The depot network has been successfully reorganised to continue to improve service to stores. In line with the increase in sales, the depots now handle over a million more cases each week than in the previous year. Improved efficiencies have also reduced the cost per case and an additional 50 million cases are now delivered for the same costs achieved the previous year.

A new distribution centre in Northampton will open later this year to ensure there is enough capacity to match growth expectations, creating 750 new jobs. The depot will initially provide additional capacity this Christmas and will be fully operational by the middle of next year. Another sign of increased sales performance is the extension of the depot in East Kilbride and at Waltham Point in Hertfordshire a re-configuration will improve the capacity and reliability of the depot.

Corporate responsibility

Corporate responsibility principles are at the core of Sainsbury's business and its brand and have been since the company opened its first store in 1869. Over the past year there has been a huge increase in the interest in social and ethical issues and Sainsbury's background has meant it has been well placed to address customer concerns. During the year most other retailers announced plans to address concerns over issues such as health and environmental impacts, so Sainsbury's challenge is to keep leading, innovating and achieving great results.

Five principles underpin the company's activities. These are to be 'the best for food and health', 'sourcing with integrity', to have 'respect for our environment', 'making a positive difference to our community' and to be 'a great place to work'. Stretching targets are in place to focus work in these areas.

In April 2007 Sainsbury's announced its 'Make the Difference' plan. This reflects the fact that customers are increasingly concerned about social and ethical issues; they now expect companies to meet their responsibilities, but they also want to know what they can do as well. This follows a long association with the We Are What We Do (WAWWD) global social change movement.

The plan takes policy out of the boardroom and puts the company and its customers in partnership. Each month a Make the Difference day is being held to raise a specific issue and take action. Importantly customers are also shown how they can take action too. With over 16 million customers each week, working together means really making the difference.

The first Make the Difference day was on 27 April 2007. During that day Sainsbury's stopped issuing disposable plastic carrier bags and instead gave customers a 'Bag for Life'. This bag is made from 100 per cent recycled material and is typically used around 20 times. When it is worn out customers can exchange it for a new bag and Sainsbury's recycles their old one. These bags normally cost 10 pence each but on this day over six million were issued for free. It was a perfect example of working together – customers receive the bags but must re-use them to help reduce the amount of disposable bags in circulation.

Respect for our environment
Sainsbury's has invested more than £15 million in energy efficiency projects and it won the Carbon Management City of London Liveable City Award 2006 through its innovative projects to reduce emissions.

Much of the work is about good housekeeping and almost all large supermarkets now have intranet linked, automated building controls to allow improved efficiency and manage power loads to further reduce energy consumption.

A big issue for customers is the amount of food packaging in use and its environmental impact. Sainsbury's has already reduced excessive packaging on many products, such as Easter eggs where since 2004, it has reduced the weight of packaging by up to 87 percent with the vast majority of the remaining packaging now recyclable, reusable or compostable.

In September 2006 the company announced the removal of 3,550 tonnes of plastic from its output every year. This was achieved by replacing 150 million plastic trays and bags on 500 ready meal and organic food products with 'compostable packaging'. Instead of plastic, the packaging uses maize, sugar-cane or starch which can naturally break down in a garden compost heap.

Sainsbury's shares its customers' belief that plastic bags contribute to long-term environmental damage so in September it launched a new bag to replace the previous free carrier. A third of the new orange bag is made from recycled material and can, in turn, be recycled and made into another bag. This will save 1.7 billion old style carrier bags and 6,500 tonnes of plastic every year. The company is still the only UK supermarket to offer customers a free carrier bag with a high proportion of recycled material, but urges others to follow this lead.

The company has promoted re-usable shopping bags since the mid 1990's. In November 2006 it teamed up with Arts Council England to produce limited edition re-usable bags designed by well-known artists. The bags were incredibly popular and sold out in 12 weeks. Sainsbury's was also the obvious outlet for a similar environment-friendly bag designed by leading accessories designer Anya Hindmarch, in collaboration with WAWWD. The bags went on sale in April and sold out in one hour.

Making a positive difference to our community
Sainsbury's stores are at the heart of the communities they serve and last year the company invested £18 million in community initiatives, and a further £12 million from charity fundraising and donations in its stores. Activities focus on areas that matter most to colleagues and customers such as food, family, health and children.

The Active Kids programme is a great example of this and 38,000 registrations have been received for the 2007 scheme. For the first time this year the nation's one million Scouts and Girl Guides are also eligible to join. Customers earn Active Kids vouchers against spend in-store and online which can then be redeemed by schools against activity and cookery equipment. Since the launch of Active Kids in 2005 £34 million of sports equipment, kit and coaching has been donated to over 26,000 UK schools and nurseries. Active Kids also aims to encourage healthy eating as customers earn bonus vouchers for buying fresh fruit, vegetables and salad, plus any of the 2,350 foods marked with the healthy 'apple stamp', such as milk, pasta, rice and fresh fish.

Sainsbury's also works with the Youth Sports Trust and English Schools Athletics Association as part of its commitment to support grass roots activities rather than national sporting teams or events. All the profit from selling bags for life, £159,000 in 2006/07, goes directly into local community projects recommended by store colleagues as part of a community grants programme.

Another great example of a scheme that supports Sainsbury's business, the community and the environment is its food donation scheme which uses surplus food past its sell-by date but not its use-by date. This is distributed to charities across the country such as the Salvation Army and FareShare. In the year ending March 2007 £3.4 million of food was donated to homeless charities and 60 per cent of stores are linked to local charities through the scheme. The aim is to increase this to 100 per cent and

Sainsbury's remains the only UK supermarket to donate food in this way all year round rather than just at peak trading periods.

Community involvement also goes beyond stores such as the sponsorship of Comic Relief and Sport Relief. This year over £7 million was raised for Comic Relief through sales of Comic Relief merchandise and colleague activity. This represented 22 per cent of the total £32 million of money raised on the night.

Colleagues: a great place to work

The majority of store colleagues live within the communities served by their store and many donate time and effort to a broad range of good causes outside work. The company's Local Heroes awards scheme, recognises and encourages colleagues in stores, depots and offices who do this and funds raised by colleagues are matched with awards of between £200 and £500. The scheme is now in its sixth year during which time the company has donated around £750,000 to good causes. This year around £250,000 was donated, an increase of 48 per cent over the previous year.

Colleagues are key to the company's success and over the past year leadership training to 9,000 managers throughout the business was completed. We track how engaged colleagues are with our goals and values through our 'talkback' survey and last year saw marked improvements in both colleague engagement and our leadership skills.

The Tell Justin suggestion scheme was launched in September 2004. Nearly 17,000 ideas have been received since that time and around ten per cent of suggestions are actioned.

This year Sainsbury's will pay its highest ever bonus with 118,000 colleagues sharing £56 million in bonus payments in June 2007. Including this payment, over the last three years Sainsbury's will have paid £145 million in bonus scheme payments.

Developing stores

Following the improvement in its performance the company renewed its search last year for locations where it could introduce Sainsbury's to new communities. During the 2006/07 financial year, space was increased by 3.8 per cent. This was ahead of target primarily due to increased activity in the second half of the year.

During the year 20 supermarkets were opened and 18 extended. A further 50 were refurbished, one was downsized and 48 benefited from investment in their non-food offer. In the convenience operation, 20 stores opened, 22 were refurbished and 30 converted to the 'Sainsbury's @' format. Two convenience stores closed and two supermarkets were closed due to relocation to improved sites.

New space growth opportunities are now being developed as the company plans a ten per cent growth in space over the next three years. The company plans to open 30 new supermarkets and 100 new convenience stores and is targeting the completion of 75 extensions and 190 refurbishments with the large majority undertaken in its freehold and long leasehold estate.

The property portfolio continues to be actively managed. A specialist property team is building a pipeline of new stores. In addition more than 50 per cent of Sainsbury's current estate will be developed by March 2010 and at least 60 stores will be over 55,000 square feet with over 15,000 square feet. of non-food ranges by March 2010. The pipeline will be developed to deliver space growth at five per cent per annum from 2009/10. The company is also exploring partnerships to deliver major development opportunities.

The ownership of property is aligned to these operational plans and provides operational flexibility as well as significant opportunity to maximise both operational and freehold property value from Sainsbury's portfolio.

Sainsbury's online

The online operation has had an outstanding year. Sales grew by 49 per cent, with a record Christmas performance. Eighty-three per cent of UK postcodes are now covered and the service has 64,000 customers each week. New customers continue to be attracted to the service via recommendations from family and friends, the most powerful advocates there are. Sainsbury's is the first grocery retailer to

operate an Electric Zero Emission vehicle. By Autumn 2008, the 3.5 tonne van, which is suitable for highly urban areas, will be responsible for the transport of 20 per cent of all online orders and drivers will continue to collect customer's unwanted Sainsbury's plastic carrier bags for recycling.

Going forward, the company believes there is significant growth potential in the online operation and plans to increase capacity in areas of high demand. As a result the number of stores operating the service will reach 200 by March 2010 and sales are expected to more than double over the next three years.

Sainsbury's Bank

Sainsbury's Bank became a 50:50 joint venture operation in February 2007 when five per cent of the business was sold to the company's partner HBOS plc for £21 million. The Bank remains an important part of the Group and the new ownership structure reflects the shared commitment Sainsbury's and HBOS plc has to growing the business.

The Bank has made good progress in stabilising its operations over the year and a tight focus on cost control and tighter risk management actions implemented over the past two years have offset what has been a worsening environment for consumer credit. In 2006/07 Sainsbury's Bank made an underlying operating profit of £2 million. Sainsbury's Bank continues to offer growth opportunities and the company is targeting profits of £40 million in the year ending March 2010 of which half would be reported after tax.

Financial review: progress in year

The financial results for the 52 weeks to 24 March 2007 reflect strong progress on the MSGA plan. Sales (inc VAT) increased by 6.9 per cent to £18,518 million (2006: £17,317 million). Underlying profit before tax was up 42.3 per cent at £380 million (2006: £267 million). Underlying basic earnings per share increased to 14.7 pence (2006: 10.5 pence). Profit before tax was £477 million (2006: £104 million). Basic earnings per share increased to 19.2 pence (2006: 3.8 pence). A final dividend of 7.35 pence per share is proposed (2006: 5.85 pence), making full year dividend of 9.75 pence (2006: 8.00 pence).

Summary income statement for the 52 weeks to 24 March 2007	**2007** **£m**	2006 £m	% change
Continuing operations			
Sales (inc VAT)			
Retailing – Supermarkets and Convenience	**18,227**	16,987	7.3
Financial services – Sainsbury's Bank (1)	**291**	330	(11.8)
Total sales (inc VAT)	**18,518**	17,317	6.9
Sales (ex VAT)			
Retailing – Supermarkets and Convenience	**16,860**	15,731	7.2
Financial services – Sainsbury's Bank (1)	**291**	330	(11.8)
Total sales (ex VAT)	**17,151**	16,061	6.8
Underlying operating profit			
Retailing – Supermarkets and Convenience	**429**	352	21.9
Financial services – Sainsbury's Bank (1)	**2**	(10)	120.0
Total underlying operating profit	**431**	342	26.0
Underlying net finance costs (2)	**(51)**	(75)	32.0
Underlying profit before tax	**380**	267	42.3
Business Review operating costs	-	(51)	n/a
IT insourcing costs	-	(63)	n/a
Debt restructuring costs	-	(38)	n/a
Profit on sale of properties	**7**	1	600.0
Profit on part disposal of Sainsbury's Bank	**10**	-	n/a
Past service gains on defined benefit schemes	**72**	-	n/a
Financing fair value movements	**8**	(12)	166.7
Profit before tax	**477**	104	358.7
Income tax expense	**(153)**	(46)	(232.6)
Profit for the financial year	**324**	58	458.6
Underlying basic earnings per share	**14.7p**	10.5p	40.0
Basic earnings per share	**19.2p**	3.8p	405.3
Proposed dividend per share	**9.75p**	8.0p	21.9

(1) Sainsbury's Bank has been fully consolidated until the Group sold five per cent shareholding in February, thereafter it has been equity accounted as a joint venture.

(2) Net finance costs pre financing fair value movements (2006: pre financing fair value movements and debt restructuring costs).

Retailing sales (inc VAT) increased by 7.3 per cent to £18,227 million driven by good like-for-like growth and new space.

Key retailing metrics	2007	2006
Like-for-like sales % (inc fuel) (*Easter adjusted*)	**5.7**	4.1
Easter adjustment % (1)	**0.3**	(0.4)
Implied impact of new space %	**1.3**	2.0
Total sales % (inc fuel)	**7.3**	5.7
Like-for-like sales % (ex fuel) (*Easter adjusted*)	**5.9**	3.7
Easter adjustment % (1)	**0.3**	(0.4)
Implied impact of new space %	**1.5**	2.1
Total sales % (ex fuel)	**7.7**	5.4
Grocery price inflation/(deflation) % (2)	**1.0**	(1.5)
Retailing underlying operating profit (£m)	**429**	352
Year on year growth %	***21.9***	*14.3*
Retailing underlying operating margin % (3)	**2.54**	2.24

(1) Easter adjustment takes into account the timing of Easter falling on 16 April 2006 and 8 April 2007.
(2) The Group is not intending to provide inflation data in future trading updates.
(3) Retailing underlying operating profit divided by retailing sales ex VAT.

In total, 639,000 square feet of net new space was added in the year, a space uplift of 3.8 per cent which was ahead of target due to a high level of property development completed in the second half. In the next financial year the Group is targeting incremental space growth of around two per cent.

Retailing store numbers and space summary

	Supermarkets		Convenience		**Total**	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 25 March 2006 (1)	472	16,090	280	635	**752**	**16,725**
New stores	20	375	20	53	**40**	**428**
Closures	(2)	(34)	(2)	(5)	**(4)**	**(39)**
Extensions/downsizes/refurbishments		249		1		**250**
As at 24 March 2007	490	16,680	298	684	**788**	**17,364**
Memorandum						
Extensions	18	272	-	-	**18**	**272**
Downsizes	1	(35)	-	-	**1**	**(35)**
Refurbishments/conversions	50	12	52	1	**102**	**13**
Complimentary non-food	48	-	-	-	**48**	**-**
Total projects	117	249	52	1	**169**	**250**

(1) Reflects central supermarkets reclassified from Convenience to Supermarkets and other size adjustments

Retailing underlying operating profit increased by 21.9 per cent to £429 million (2006: £352 million) reflecting the strong sales performance and a 30 basis point improvement in retailing underlying operating margin (ex VAT) to 2.54 per cent for the year (2006: 2.24 per cent). Continued improvement in operational gearing has been driven from higher sales volumes and further cost savings. This helped to mitigate the impact of continued investment in price and product quality and higher energy prices in the second half.

Key areas of cost saving have been in supply chain, labour and IT costs and there continues to be a focus on managing central costs and improving stock loss although shrinkage challenges remain an issue as the external environment remains tough. Overall, the Group remains on track to achieve the £440 million cost savings over three years that underpin the MSGA recovery plan and supports investment in the customer offer.

Financial services - Sainsbury's Bank

The accounting for Sainsbury's Bank in the financial year reflects the sale of five per cent shareholding in Sainsbury's Bank to HBOS plc on 8 February 2007. Until 8 February 2007, Sainsbury's Bank performance has been fully consolidated into the Group results and contributed £2 million at an operating level. From this date the Group has accounted for its equity share (i.e. 50 per cent) of Sainsbury's Bank's post tax profit, which delivered a break even result in the period up to 24 March 2007.

Underlying net finance costs

Underlying net finance costs decreased by £24 million to £51 million (2006: £75 million), which comprised a £2 million increase in underlying finance costs and a £26 million increase in finance income. The lower net finance costs reflected the £12 million benefit of lower financing rates following the debt restructuring announced on 24 March 2006 as well as a reduction in underlying net debt through cash flow improvements. The increase in return on pension assets offsets the additional interest cost from the pension contribution of £350 million. In the next financial year the Group expects underlying net finance costs to remain broadly level year on year.

Underlying net finance costs for the 52 weeks to 24 March 2007	**2007** **£m**	2006 £m
Interest income	**15**	7
Net return on pension scheme assets	**41**	23
Underlying finance income (1)	**56**	30
Interest costs	**(117)**	(115)
Capitalised interest	**10**	10
Underlying finance costs (1)	**(107)**	(105)
Underlying net finance costs	**(51)**	(75)

(1) Pre financing fair value movements (2006: pre financing fair value movements and debt restructuring costs).

Profit on sale of properties

Surplus assets were sold during the year generating a profit on sale of £7 million (2006: £1 million) and cash proceeds of £106 million (2006: £164 million) which was ahead of target. The Group will continue to dispose of surplus assets and expects the proceeds in the next financial year to be around £75 million.

Profit on part disposal of Sainsbury's Bank

On 8 February 2007, the Group sold five per cent shareholding in Sainsbury's Bank for £21 million to HBOS plc. This sale generated a profit on disposal of £10 million.

Past service gains on defined benefit schemes

Following changes introduced by the Finance Act effective from 6 April 2006, the defined benefit schemes have implemented revised terms to provide members with the option to surrender a greater proportion of their pension for a tax-free cash lump sum payment. Accordingly, the Group revised its assumptions used in calculating the retirement benefit obligations in respect of this and certain minor changes in scheme rules and has recognised £72 million of past service gains in the Group income statement.

Financing fair value movements

Fair value movements for the Group resulted in a £8 million gain (2006: £12 million loss, of which £4 million loss related to Sainsbury's Bank).

Taxation

The income tax charge was £153 million (2006: £46 million), with an underlying rate of 34.8 per cent (2006: 35.5 per cent) and an effective rate of 32.2 per cent (2006: 44.2 per cent). The underlying rate exceeded the nominal rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties. This disallowable depreciation amounted to £73 million in the financial year and the Group expects it to remain at a similar level in the next financial year. With effect

from 1 April 2008 the standard rate of UK Corporation tax will reduce from 30 per cent to 28 per cent and as a result will reduce the underlying rate in the financial year-ending March 2009.

Underlying basic earnings per share

Underlying basic earnings per share increased by 40.0 per cent from 10.5 pence to 14.7 pence, reflecting the improvement in underlying profit after tax attributable to equity holders, after adjusting for the minority interests at Sainsbury's Bank.

Dividends

A final dividend of 7.35 pence per share is proposed (2006: 5.85 pence) and will be paid on 20 July 2007 to shareholders on the Register of Members at the close of business on 25 May 2007. The total proposed dividend for the year is therefore up 21.9 per cent to 9.75 pence (2006: 8.00 pence). Underlying dividend cover increased in the year to 1.5 times (2006: 1.3 times). Going forward the Group expects to achieve underlying dividend cover in the range of 1.5 times to 1.75 times.

Cash flow statement

Group net debt as at 24 March 2007 was £1,380 million (2006: £1,415 million). Adjusting for the impact of Sainsbury's Bank, which was consolidated in the prior year, net debt reduced by £156 million (2006: ex Sainsbury's Bank £1,536 million).

Within the overall cash flow movement for the year there were a number of significant one-off items. The significant cash outflows related to a £240 million one-off pension contribution made in May 2006 and £90 million paid out in relation to one-off costs charged to the income statement in the prior year. These were offset by significant cash inflows relating to £93 million received in respect of property disposals and the sale of five per cent shareholding of Sainsbury's Bank, £81 million proceeds from issue of shares and around £150 million relating to year-end timing differences on working capital which are expected to reverse in the next financial year. After adjusting for these items, underlying cash flow for the year was £162 million favourable. In the next financial year the Group expects to deliver an underlying cash flow neutral position after adjusting for the reversal of the £150 million working capital timing differences.

Summary cash flow statement for the 52 weeks to 24 March 2007	**2007** **£m**	2006 £m
Cash generated from operations (1)	**830**	780
Net interest	**(83)**	(156)
Corporation tax received	**9**	3
Cash flow before appropriations	**756**	627
Purchase of non-current assets	**(788)**	(561)
Disposal of non-current assets/operations	**93**	151
Proceeds from issue of shares	**81**	22
Capital redemption	**(2)**	(9)
(Repayment of)/proceeds from borrowings	**(75)**	65
Debt restructuring costs	**(2)**	(22)
Dividends paid	**(140)**	(131)
Net (decrease)/increase in cash and cash equivalents	**(77)**	142
Decrease/(increase) in debt	**79**	(65)
IAS 32 and IAS 39 adjustments	**-**	(51)
Other non-cash movements	**33**	-
Movement in net debt	**35**	26
Opening net debt	**(1,415)**	(1,441)
Closing net debt	**(1,380)**	(1,415)
Of which:		
Retailing	**(1,380)**	(1,536)
Financial services	**-**	121
Closing net debt	**(1,380)**	(1,415)

(1) Includes £240 million (2006: £110 million) of cash paid into the defined benefit pension schemes and £90 million cash outflow in relation to items charged to the income statement in prior years (2006: £68 million).

Financing
The Group's financing requirements are managed by pre-funding cash flow requirements and maturing debt obligations, maintaining a diversity of funding sources with an appropriate mix of fixed, floating and inflation-linked borrowings and by spreading debt repayments over a range of maturities.

The Group's core funding takes the form of term loans secured over property assets. Short-term funds are raised on the wholesale money markets. Contingent liquidity is maintained through a new £400 million five-year revolving credit facility, entered into in February 2007. As at 24 March 2007 there were £nil drawings under this facility (2006: £nil drawings under 2006 bank facility).

Capital expenditure
Capital expenditure increased in the year to £737 million (2006: £525 million). This included £308 million on new stores (2006: £203 million), of which £138 million (2006: £59 million) relates to acquisitions and freehold purchases and £368 million on extensions and refurbishments (2006: £233 million). Capital expenditure is forecast to be in the region of £750 million for the next financial year. This is an increase on previous guidance reflecting increased spend on the new store development pipeline, extensions and a larger refurbishment programme.

Balance sheet
Total equity as at 24 March 2007 was £4,349 million (2006: £3,965 million). Gearing reduced year on year to 32 per cent (2006: 36 per cent).

Summary balance sheet at 24 March 2007	**2007** **£m**	2006 £m
Non-current assets	**7,661**	8,927
Inventories	**590**	576
Trade and other receivables	**197**	276
Amounts due from Sainsbury's Bank customers and other banks	**-**	1,940
Cash and cash equivalents	**1,128**	1,028
Debt	**(2,508)**	(2,443)
Net debt	**(1,380)**	(1,415)
Trade and other payables and provisions	**(2,719)**	(3,031)
Amounts due to Sainsbury's Bank customers and other banks	**-**	(3,308)
Net assets	**4,349**	3,965
Equity shareholders' funds	**4,349**	3,886
Minority interests	**-**	79
Total equity	**4,349**	3,965

Freehold property valuation
The net book value of the Group's freehold and long leasehold properties is £5.2 billion. The Group estimates the current market value to be around 65 per cent higher based on an investment basis valuation carried out by independent surveyors as at 24 March 2007, giving a total value of £8.6 billion. The Group has 292 freehold and long leasehold properties comprising 286 supermarkets, which account for 62 per cent of total supermarket space, and six depots.

Pensions
The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries at March 2006, on the projected unit basis. The results of this valuation are expected to be approved by the schemes' trustees in June 2007. The retirement benefit obligations as at 24 March 2007 have been calculated, where appropriate, in line with this draft valuation.

As at the 24 March 2007, the retirement benefit obligations less the fair value of plan assets were £103 million (2006: £658 million). The net deficit after deferred tax was £55 million (2006: £431 million). The movement reflects the assumptions changes set out in note 12, £240 million of the £350 million one-off cash contributions (£110 million was paid in the prior financial year) and favourable market conditions.

Group income statement
for the 52 weeks to 24 March 2007

	Note	2007 £m	2006 £m
Continuing operations			
Revenue	3	**17,151**	16,061
Cost of sales		**(15,979)**	(14,994)
Gross profit		**1,172**	1,067
Administrative expenses		**(669)**	(839)
Other income		**17**	1
Operating profit		**520**	229
Finance income	4	**64**	30
Finance costs	4	**(107)**	(155)
Profit before taxation		**477**	104
Analysed as:			
Underlying profit before tax (1)		**380**	267
Profit on sale of properties		**7**	1
Financing fair value movements	4	**8**	(12)
One-off items	5	**82**	(152)
		477	104
Income tax expense	6	**(153)**	(46)
Profit for the financial year		**324**	58
Attributable to:			
Equity holders of the parent		**325**	64
Minority interests		**(1)**	(6)
		324	58
Earnings per share	7	**pence**	pence
ic		**19.2**	3.8
ted		**18.9**	3.8

(1) Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature In the current financial year, these one-off items were the profit on part disposal of Sainsbury's Bank and past service gains on defined benefit schemes. In the prior financial year, these one-off items were the Business Review costs, IT insourcing costs and debt restructuring costs.

Group statement of recognised income and expense
for the 52 weeks to 24 March 2007

	Note	2007 £m	2006 £m
Currency translation differences		-	2
Actuarial gains/(losses) on defined benefit pension schemes		**179**	(255)
Available-for-sale financial assets			
fair value movements		**24**	26
Cash flow hedges			
effective portion of fair value movements		-	1
transferred to income statement		-	(1)
Share-based payment tax deductions recognised directly in equity	6	**17**	5
Deferred tax on items recognised directly in equity	6	**(59)**	68
Net income/(loss) recognised directly in equity		**161**	(154)
Profit for the financial year		**324**	58
Total recognised income/(expense) for the financial year		**485**	(96)
Attributable to:			
Equity holders of the parent		**486**	(90)
Minority interests		**(1)**	(6)
		485	(96)
Effect of changes in accounting policy on adoption of IAS 32 and IAS 39 for the 52 weeks to 25 March 2006:			
Equity holders of the parent			(78)
Minority interests			-
			(78)

Group balance sheet
at 24 March 2007 and 25 March 2006

	Note	2007 £m	2006 £m
Non-current assets			
Property, plant and equipment		**7,176**	7,060
Intangible assets		**175**	191
Investments in joint ventures		**98**	10
Available-for-sale financial assets		**137**	113
Amounts due from Sainsbury's Bank customers		**-**	1,473
Other receivables		**50**	-
Deferred income tax asset		**-**	55
		7,636	8,902
Current assets			
Inventories		**590**	576
Trade and other receivables		**197**	276
Amounts due from Sainsbury's Bank customers and other banks		**-**	1,888
Available-for-sale financial assets		**-**	52
Cash and cash equivalents	10b	**1,128**	1,028
		1,915	3,820
Non-current assets held for sale		**25**	25
		1,940	3,845
Total assets		**9,576**	12,747
Current liabilities			
Trade and other payables		**(2,267)**	(2,094)
Amounts due to Sainsbury's Bank customers and other banks		**-**	(2,299)
Short-term borrowings		**(373)**	(253)
Derivative financial instruments		**(2)**	(10)
Taxes payable		**(65)**	(63)
Provisions		**(14)**	(91)
		(2,721)	(4,810)
Net current liabilities		**(781)**	(965)
Non-current liabilities			
Other payables		**(33)**	(30)
Amounts due to Sainsbury's Bank customers and other banks		**-**	(1,009)
Long-term borrowings		**(2,090)**	(2,178)
Derivative financial instruments		**(43)**	(2)
Deferred income tax liability		**(168)**	-
Provisions		**(69)**	(95)
Retirement benefit obligations	12	**(103)**	(658)
		(2,506)	(3,972)
Net assets		**4,349**	3,965
Equity			
Called up share capital		**495**	489
Share premium account		**857**	782
Capital redemption reserve		**670**	668
Other reserves		**143**	(1)
Retained earnings		**2,184**	1,948
Equity shareholders' funds	9	**4,349**	3,886
Minority interests	9	**-**	79
Total equity	9	**4,349**	3,965

Group cash flow statement
for the 52 weeks to 24 March 2007

	Note	2007 £m	2006 £m
Cash flows from operating activities			
Cash generated from operations	10a	**830**	780
Interest paid		**(95)**	(159)
Corporation tax received		**9**	3
Net cash from operating activities		**744**	624
Cash flows from investing activities			
Purchase of property, plant and equipment		**(778)**	(549)
Purchase of intangible assets		**(7)**	(6)
Proceeds from disposal of property, plant and equipment		**106**	164
Acquisition of and investment in subsidiaries, net of cash acquired		**(3)**	(6)
Proceeds from part disposal of Sainsbury's Bank		**21**	-
Cash disposed on part disposal of Sainsbury's Bank		**(33)**	-
Costs of disposal of operations		**(1)**	(13)
Interest received		**15**	6
Net cash from investing activities		**(680)**	(404)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**81**	22
Capital redemption		**(2)**	(9)
Repayment of short-term borrowings		**(53)**	(348)
Repayment of long-term borrowings		**(22)**	(1,701)
Proceeds from short-term borrowings		**-**	50
Proceeds from long-term borrowings		**-**	2,056
Debt restructuring costs		**(2)**	(22)
Repayment of capital element of obligations under finance lease borrowings		**-**	(1)
Interest elements of obligations under finance lease payments		**(3)**	(3)
Dividends paid	8	**(140)**	(131)
Issue of loan from minority shareholder		**-**	9
Net cash from financing activities		**(141)**	(78)
Net (decrease)/increase in cash and cash equivalents		**(77)**	142
Opening cash and cash equivalents		**842**	700
Closing cash and cash equivalents	10b	**765**	842

Notes to the financial statements

1 Status of financial information

The financial information, which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and related notes, is derived from the full Group financial statements for the 52 weeks to 24 March 2007 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended).

The Group Annual Report and Financial Statements 2007 on which the auditors have given an unqualified report and which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders in June 2007.

The financial year represents the 52 weeks to 24 March 2007 (prior financial year 52 weeks to 25 March 2006). The consolidated financial statements for the 52 weeks to 24 March 2007 comprise the financial statements of the Company and its subsidiaries ('Group') and the Group's interests in associates and joint ventures.

2 Basis of preparation

The financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The financial statements are presented in sterling, rounded to the nearest million (£m) unless otherwise stated. They have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

3 Segment reporting

The Group's primary reporting format is business segments, with each segment representing a business unit that offers different products and serves different markets.

The businesses are organised into two operating divisions:

- Retailing (Supermarkets and Convenience); and
- Financial services (Sainsbury's Bank).

All material operations are carried out in the UK.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

	Retailing £m	Financial services £m	Group £m
2007			
Segment revenue			
Sales to external customers	**16,860**	**-**	**16,860**
Services to external customers	**-**	**291**	**291**
Total revenue	**16,860**	**291**	**17,151**
Underlying operating profit (1)	**429**	**2**	**431**
Profit on sale of properties	**7**	**-**	**7**
Profit on part disposal of Sainsbury's Bank	**-**	**10**	**10**
Past service gains on defined benefit schemes	**72**	**-**	**72**
Segment result	**508**	**12**	**520**
Finance income			**64**
Finance costs			**(107)**
Income tax expense			**(153)**
Profit for the financial year			**324**
Assets	**9,478**	**-**	**9,478**
Investment in joint ventures	**10**	**88**	**98**
Segment assets			**9,576**
Segment liabilities	**5,227**	**-**	**5,227**
Other segment items			
Capital expenditure	**733**	**4**	**737**
Depreciation expense	**469**	**10**	**479**
Amortisation expense	**19**	**2**	**21**
Impairment of amounts due from Sainsbury's Bank customers	**-**	**89**	**89**
2006			
Segment revenue			
Sales to external customers	15,731	-	15,731
Services to external customers	-	330	330
Total revenue	15,731	330	16,061
Underlying operating profit/(loss) (1)	352	(10)	342
Profit on sale of properties	1	-	1
Business Review operating costs	(51)	-	(51)
IT insourcing costs	(63)	-	(63)
Segment result	239	(10)	229
Finance income			30
Finance costs			(155)
Income tax expense			(46)
Profit for the financial year			58
Assets	9,058	3,679	12,737
Investment in joint ventures	10	-	10
Segment assets			12,747
Segment liabilities	5,281	3,501	8,782
Other segment items			
Capital expenditure	518	7	525
Depreciation expense	442	7	449
Amortisation expense	19	2	21
Impairment of amounts due from Sainsbury's Bank customers	-	106	106

(1) Underlying profit before tax from continuing operations before finance income and finance costs.

4 Finance income and finance costs

	2007 £m	2006 £m
Interest on bank deposits	**15**	7
Net return on pension schemes (note 12)	**41**	23
Financing fair value gains (1) - Retailing	**8**	-
Finance income	**64**	30
Financing fair value losses (1) - Financial services	-	(4)
- Retailing	-	(8)
	-	(12)
Debt restructuring costs	-	(38)
Borrowing costs		
Bank loans and overdrafts	**(2)**	(3)
Other loans	**(111)**	(107)
B share preference dividends	-	(1)
Obligations under finance leases	**(3)**	(3)
Provisions – amortisation of discount	**(1)**	(1)
	(117)	(115)
Interest capitalised - qualifying assets	**10**	10
Finance costs	**(107)**	(155)

(1) Fair value gains/(losses) relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

Total interest income amounted to £213 million (2006: £217 million), including interest income attributable to Sainsbury's Bank of £198 million (2006: £210 million) included in revenue. Total interest costs amounted to £233 million (2006: £230 million) including interest costs attributable to Sainsbury's Bank of £116 million (2006: £115 million) included in cost of sales.

5 One-off items

	2007 £m	2006 £m
One-off items for the financial year comprised:		
Business Review operating costs	-	(51)
IT insourcing costs	-	(63)
Debt restructuring costs (note 4)	-	(38)
Profit on part disposal of Sainsbury's Bank	**10**	-
Past service gains on defined benefit schemes (note 12)	**72**	-
	82	(152)

Profit on part disposal of Sainsbury's Bank

On 8 February 2007, the Company sold a five per cent shareholding in Sainsbury's Bank plc (the 'Bank') to the Bank of Scotland (a wholly owned subsidiary of HBOS plc) for a cash consideration of £21 million, resulting in a profit on disposal for the Group of £10 million. This profit on disposal has been recognised as other income in the Group income statement. Consequently, the Bank became a 50:50 joint venture between the Company and HBOS plc.

The results of the Bank have been fully consolidated into the Group results until 8 February 2007, with a corresponding minority interest shown for the minority share of these results. Following the sale on 8 February 2007, the Bank is treated as a joint venture and equity accounted in the Group financial statements.

At 24 March 2007, the assets and liabilities of the Bank have not been consolidated in the Group balance sheet but instead a joint venture investment of £88 million representing the Group's 50 per cent share of the Bank's net assets at that date has been included. The Group has accounted for its equity share of the results of the Bank for the period from 8 February 2007 to 24 March 2007.

Past service gains on defined benefit schemes

Following changes introduced by the Finance Act effective from 6 April 2006, the defined benefit schemes have implemented revised terms to provide members with the option to surrender a greater proportion of their pension for a tax-free cash lump sum payment. Accordingly, the Group revised its assumptions used in calculating the retirement benefit obligations in respect of this and certain minor changes in scheme rules and has recognised £72 million of past service gains in the Group income statement.

6 Income tax expense

	2007 £m	2006 £m
Current tax expense		
Current year	**2**	38
Over provision in prior years	**(25)**	(2)
	(23)	36
Deferred tax expense		
Origination and reversal of temporary differences	**158**	15
Under/(over) provision in prior years	**18**	(5)
	176	10
Total income tax expense in income statement	**153**	46
Income tax expense on underlying profit (1)	**132**	95
Tax on items below:		
Sale of properties	**(3)**	-
Financing fair value movements	**2**	(3)
Business Review operating costs	**-**	(15)
IT insourcing costs	**-**	(19)
Debt restructuring costs	**-**	(12)
Past service gains on defined benefit schemes	**22**	-
Total income tax expense in income statement	**153**	46

(1) Tax charge attributable to underlying profit before tax from continuing operations.

The effective tax rate of 32.2 per cent (2006: 44.2 per cent) is higher than the standard rate of corporation tax in the UK. The differences are explained below:

	2007 £m	2006 £m
Profit before taxation	**477**	104
Income tax at UK corporation tax rate of 30% (2006: 30%)	**143**	31
Effects of:		
Disallowed depreciation on UK properties	**22**	21
Non-deductible expenses	**3**	1
Non-taxable income	**(8)**	-
Over provision in prior years	**(7)**	(7)
Total income tax expense in income statement	**153**	46

Income tax charged or credited to equity during the year is as follows:

	2007 £m	2006 £m
Share-based payment tax deductions recognised directly in equity		
Current tax payable	**(2)**	-
Deferred tax asset	**(7)**	(5)
Deferred tax losses associated with share-based payment tax deduction	**(8)**	-
	(17)	(5)
Deferred tax on items recognised directly in equity		
Actuarial gains/losses on defined benefit pension schemes	**52**	(75)
Available-for-sale financial assets – fair value movements	**7**	7
	59	(68)
	42	(73)

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Underlying earnings per share is provided by excluding the effect of any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	2007 million	2006 million
Weighted average number of shares in issue	**1,691.3**	1,679.0
Weighted average number of dilutive share options	**28.5**	13.2
Total number of shares for calculating diluted earnings per share	**1,719.8**	1,692.2

	£m	£m
Profit for the financial year attributable to equity holders of the parent	**325**	64
(Less)/add: profit on sale of properties, net of tax	**(10)**	(1)
financing fair value movements, net of tax	**(6)**	7
Business Review costs, net of tax	**-**	36
IT insourcing costs, net of tax	**-**	44
debt restructuring costs, net of tax	**-**	26
profit on part disposal of Sainsbury's Bank	**(10)**	-
past service gains on defined benefit schemes, net of tax	**(50)**	-
Underlying profit after tax	**249**	176

	pence per share	pence per share
Basic earnings	**19.2**	3.8
Diluted earnings	**18.9**	3.8
Underlying basic earnings	**14.7**	10.5
Underlying diluted earnings	**14.5**	10.4

8 Dividend

	2007 pence per share	2006 pence per share	**2007 £m**	2006 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend of prior financial year	**5.85**	5.65	**99**	95
Interim dividend of current financial year	**2.40**	2.15	**41**	36
	8.25	7.80	**140**	131

After the balance sheet date, a final dividend of 7.35 pence per share (2006: 5.85 pence per share) was proposed by the Directors in respect of the 52 weeks to 24 March 2007, resulting in a total final proposed dividend of £126 million (2006: £99 million). The proposed final dividend has not been included as a liability at 24 March 2007.

9 Reconciliation of movements in equity

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m	Minority interests £m	Total equity £m
At 26 March 2006	489	782	667	1,948	3,886	79	3,965
Profit for the year	-	-	-	325	325	(1)	324
Dividends paid	-	-	-	(140)	(140)	-	(140)
Share-based payment	-	-	-	55	55	-	55
Part disposal of Sainsbury's Bank	-	-	-	-	-	(78)	(78)
Actuarial gains on defined benefit pension schemes	-	-	127	-	127	-	127
Available-for-sale financial assets fair value movements	-	-	17	-	17	-	17
B shares redemption	-	-	2	(2)	-	-	-
Shares vested	-	-	-	1	1	-	1
Allotted in respect of share option schemes	6	75	-	(3)	78	-	78
At 24 March 2007	**495**	**857**	**813**	**2,184**	**4,349**	**-**	**4,349**
At 27 March 2005	620	761	634	2,012	4,027	85	4,112
IAS 32 and IAS 39 adjustments	(133)	1	71	(17)	(78)	-	(78)
Restated at 27 March 2005	487	762	705	1,995	3,949	85	4,034
Profit for the year	-	-	-	64	64	(6)	58
Dividends paid	-	-	-	(131)	(131)	-	(131)
Share-based payment	-	-	-	28	28	-	28
Currency translation differences	-	-	2	-	2	-	2
Actuarial losses on defined benefit pension schemes	-	-	(180)	-	(180)	-	(180)
Available-for-sale financial assets fair value movements	-	-	19	-	19	-	19
Cash flow hedges							
effective portion of fair value movements	-	-	1	-	1	-	1
transferred to income statement	-	-	(1)	-	(1)	-	(1)
B shares redemption	-	-	121	(9)	112	-	112
Shares vested	-	-	-	1	1	-	1
Allotted in respect of share option schemes	2	20	-	-	22	-	22
At 25 March 2006	489	782	667	1,948	3,886	79	3,965

10 Notes to the cash flow statements

(a) Reconciliation of operating profit to cash generated from operations

	2007 £m	2006 £m
Operating profit	**520**	229
Adjustments for		
Depreciation expense	**479**	449
Amortisation expense	**21**	21
Profit on sale of properties	**(7)**	(1)
Profit on part disposal of Sainsbury's Bank	**(10)**	-
Foreign exchange differences	**6**	-
Share-based payments expense	**38**	23
Operating cash flows before changes in working capital	**1,047**	721
Changes in working capital		
Increase in inventories	**(12)**	(17)
(Increase)/decrease in current available-for-sale financial assets	**(45)**	38
(Increase)/decrease in trade and other receivables	**(50)**	7
Decrease/(increase) in amounts due from Sainsbury's Bank customers and other banks	**188**	(805)
Increase/(decrease) in trade and other payables	**314**	83
(Decrease)/increase in amounts due to Sainsbury's Bank customers and other banks	**(198)**	819
(Decrease)/increase in provisions and other liabilities (1)	**(414)**	(66)
Cash generated from operations	**830**	780

(1) Includes £240 million (2006: £110 million) of cash paid into the defined benefit pension schemes (note 12).

(b) Cash and cash equivalents

For the purposes of the cash flow statements, cash and cash equivalents comprise the following:

	2007 £m	2006 £m
Cash and cash equivalents	**1,128**	1,028
Bank overdrafts	**(363)**	(186)
	765	842

11 Analysis of net debt

	26 March 2006 £m	Cash flow £m	Disposals £m	Other non-cash movements £m	24 March 2007 £m
Current assets					
Cash and cash equivalents (excluding Sainsbury's Bank)	862	266	-	-	**1,128**
Sainsbury's Bank cash and cash equivalents	166	(166)	-	-	**-**
	1,028	100	-	-	**1,128**
Current liabilities					
Bank overdrafts	(186)	(177)	-	-	**(363)**
Borrowings	(67)	57	-	-	**(10)**
Derivative financial instruments	(10)	-	-	8	**(2)**
	(263)	(120)	-	8	**(375)**
Non-current liabilities					
Borrowings	(2,081)	22	-	20	**(2,039)**
Finance leases	(52)	-	-	1	**(51)**
Loan from minority shareholder	(45)	-	45	-	**-**
Derivative financial instruments	(2)	-	-	(41)	**(43)**
	(2,180)	22	45	(20)	**(2,133)**
	(2,443)	(98)	45	(12)	**(2,508)**
Total net debt	(1,415)	2	45	(12)	**(1,380)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

At 24 March 2007, Sainsbury's Bank plc is equity accounted for as a joint venture (note 5) and hence, its net debt is not included within Group net debt.

Reconciliation of net cash flow to movement in net debt

	2007 **£m**	2006 £m
(Decrease)/increase in cash and cash equivalents	**(77)**	142
Decrease in debt	**79**	91
Loan disposed of with part disposal of Sainsbury's Bank	**45**	-
Repayment of finance leases	**-**	1
Other non-cash movements	**(12)**	(5)
Decrease in net debt before impact of IAS 32 and IAS 39	**35**	229
IAS 32 and IAS 39 adjustments to net debt	**-**	(203)
Decrease in net debt in the year	**35**	26
Opening net debt at the beginning of the year	**(1,415)**	(1,441)
Closing net debt at the end of the year	**(1,380)**	(1,415)

12 Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme ("JSPDBS") and the J Sainsbury Executive Pension Scheme ("JSEPS") and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, at March 2006 on the projected unit basis. The results of this valuation are expected to be approved by the schemes' trustees in June 2007. The retirement benefit obligations at 24 March 2007 has been calculated, where appropriate, on a basis consistent with this draft valuation.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one-off cash payment.

As part of the £350 million one-off contribution to the defined benefit schemes, the Group made the second tranche payment of £240 million on 19 May 2006 (2006: £110 million paid on 24 March 2006).

The amounts recognised in the balance sheet are as follows:

	2007 **£m**	2006 £m
Present value of funded obligations	**(4,395)**	(4,361)
Fair value of plan assets	**4,298**	3,710
	(97)	(651)
Present value of unfunded obligations	**(6)**	(7)
Retirement benefit obligations	**(103)**	(658)
Deferred income tax asset	**48**	227
Net retirement benefit obligations	**(55)**	(431)

The retirement benefit obligations and the associated deferred income tax asset are shown within different line items on the face of the balance sheet.

The amounts recognised in the income statement are as follows:

	2007	2006
	£m	£m
Current service cost – funded schemes	**(76)**	(68)
Current service cost – unfunded scheme	**-**	(1)
Past service cost	**(11)**	(12)
	(87)	(81)
Past service gains on defined benefit schemes (note 5)	**72**	-
Total included in employee costs	**(15)**	(81)
Interest cost on pension scheme liabilities	**(212)**	(190)
Expected return on plan assets	**253**	213
Total included in finance income (note 4)	**41**	23
Total income statement income/(expense)	**26**	(58)

The principal actuarial assumptions used at the balance sheet date are as follows:

	2007	2006
	%	%
Discount rate	**5.3**	4.9
Expected return on plan assets	**6.6**	6.6
Future salary increases	**3.00**	2.85
Future pension increases	**2.35 – 3.00**	2.50 – 2.85

The combined life expectancy for both the schemes operated at the balance sheet date for a pensioner at normal retirement age is as follows:

	2007	2006
	years	years
Male pensioner	**21.4**	19.3
Female pensioner	**22.9**	21.7

In line with the scheme's experience and the generally observed trend amongst the population, a greater allowance for future longevity has been adopted in respect of the current mortality of pensioners. The effect of this change is to assume that a typical pensioner will live a further 0.9 years from normal retirement age. This allowance has had the impact of increasing the retirement benefit obligations by £196 million compared to using the previous mortality assumptions.

The profile of members and the salary and pension increase assumptions have been updated from the last triennial valuation. The impact of these changes is to reduce the retirement benefit obligations by £59 million. Movements in financial assumptions have resulted in a reduction in retirement benefit obligations of £108 million with a further actuarial gain on plan assets of £89 million.

Based on past experience, the Group has made the assumption that 80 per cent of the schemes' members will elect to surrender one quarter of their pension for a cash lump sum payment. The impact of this commutation assumption is to reduce the retirement benefit obligations by £119 million.

These items have been recognised in the Group statement of recognised income and expense.

In addition, following changes introduced by the Finance Act effective from 6 April 2006, the defined benefit schemes have implemented revised terms to provide members with the option to surrender a greater proportion of their pension for a tax-free cash lump sum payment. The impact of this change and other minor changes to scheme rules has been to reduce retirement benefit obligations by £72 million. This change has resulted in past service gains of £72 million being recognised in the income statement (note 5).

END